FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.	Notice to the Market dated February 27, 2013

COSAN S.A. INDÚSTRIA E COMÉRCIO Corporate Taxpayers' ID (CNPJ/MF): 50.746.577/0001-15 Company Registry (N.I.R.E.) 35.300.177.045 Publicly Held Company	COSAN LIMITED BDR Issuer CNPJ/MF nº08.887.330/0001-52

Notice to the Market

COSAN LIMITED (NYSE: CZZ AND BM&FBOVESPA: CZLT11) and COSAN S/A INDÚSTRIA E COMÉRCIO (BM&FBOVESPA: CSAN3) (“Cosan” or “Company”), inform to its shareholders and the market in general that the Company’s management is currently analyzing possible alternatives to streamline the corporate structure of Cosan Group, which could include the potential delisting of one of its publicly-listed entities. The Company expects to propose a new structure during this calendar year and will inform the market about new developments.

São Paulo, February 27, 2013

Marcelo Martins
Executive Vice-President of Finance and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED
Date:	February 28, 2013	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer